 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2022

TUATARA CAPITAL ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40049	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

655 Third Avenue, 8th Floor

New York, New York, 10017

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (917) 460-7522

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Class A ordinary shares, par value $0.0001 per share	TCAC	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TCACW	The Nasdaq Stock Market LLC

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	TCACU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On May 19, 2022, Tuatara Capital Acquisition Corporation, a Cayman Island exempted company (“TCAC”) received a letter providing notice from BMO Capital Markets (“BMO”), one of the underwriters in TCAC’s initial public offering (the “IPO”), waiving any entitlement to its portion of the deferred underwriting fee that accrued from BMO’s participation in the IPO in the amount of $2.8 million. This fee was agreed between TCAC and BMO in the IPO underwriting agreement signed by the parties on February 11, 2021, and was earned in full upon completion of the IPO but payment was conditioned upon closing of TCAC’s business combination such that the waiver was given by BMO on a gratuitous basis without any consideration to BMO from TCAC.

Aside from general dialogue between representatives of TCAC and BMO (and other investment banking professionals) about sourcing targets and broader SPAC market conditions in the ordinary course, subsequent to the IPO, BMO has had no involvement in the proposed business combination (the “Business Combination”) with SpringBig, Inc., a Delaware corporation (“SpringBig”), which business combination has been disclosed in the Registration Statement on Form S-4, as amended, initially filed on February 10, 2022 and declared effective on May 16, 2022 (the “Registration Statement”) and BMO was not retained in any role after the IPO. In particular, BMO did not assist in (i) procuring SpringBig as a target business, (ii) developing any financial models or other target evaluation materials while TCAC was pursuing the Business Combination, (iii) marketing the Business Combination, (iv) preparing or reviewing the Registration Statement or any of its underlying disclosure, or (v) any other role in the Business Combination. BMO informed TCAC that, since they were not mandated in any capacity in connection with the Business Combination and had not done any diligence in respect of SpringBig, they were waiving their fee. As part of such notice, BMO noted that the Registration Statement became effective without its knowledge. BMO did not give TCAC any further reasons for the waiver of its fee. Because BMO was not involved in the preparation of any disclosure that is included in the Registration Statement and did not provide any work product upon which any disclosure relies, the waiver by BMO of its deferred underwriting fee does not impact any analysis underlying TCAC’s decisions to pursue the Business Combination. As part of its notice of waiver, BMO explicitly waived any responsibility for the disclosure in the Registration Statement. Due to the lack of any role by BMO, TCAC accepted the waiver from BMO.

Upon the waiver of BMO’s deferred underwriting fee, the estimated expenses of the Business Combination will be reduced by $2.8 million, and such amount shall be reflected on the balance sheet of TCAC and the succeeding company upon closing of the Business Combination.

Additional Information and Where to Find It

TCAC has filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus relating to the Business Combination, which has been declared effective on May 16, 2022 and the definitive proxy statement/prospectus is first being mailed to its shareholders on or about May 19, 2022. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. TCAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about TCAC, SpringBig and the Business Combination. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination is first being mailed to TCAC shareholders on or about May 19, 2022 for voting on the Business Combination. Shareholders of TCAC are also able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a written request to: Tuatara Capital Acquisition Corporation, 655 Third Avenue, 8th Floor New York, New York 10017.

Participants in the Solicitation

TCAC and its directors and executive officers may be deemed participants in the solicitation of proxies from TCAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in TCAC is contained in TCAC’s Annual Report on Form 10-K, which was filed with the SEC on March 11, 2022 and subsequently amended on April 26, 2022 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Tuatara Capital Acquisition Corporation, 655 Third Avenue, 8th Floor New York, New York 10017. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the Business Combination.

SpringBig and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TCAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus for the Business Combination.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward looking statements generally relate to future events or TCAC’s or SpringBig’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro format enterprise value, and cash balance) and market opportunities of SpringBig are forward looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TCAC and its management, and SpringBig and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against TCAC, SpringBig, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of TCAC or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of SpringBig as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that SpringBig or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of SpringBig; (12) the SpringBig business is subject to significant governmental regulation; (13) the SpringBig business may not successfully expand into other markets; (14) the recent coronavirus (COVID-19) pandemic and its impact on business and debt and equity markets; (15) operating a business in the cannabis industry; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in TCAC’s Annual Report on Form 10-K, which was filed with the SEC on March 11, 2022 and subsequently amended on April 26, 2022, and which are set forth in the Registration Statement on Form S-4 which was filed by TCAC with the SEC on February 10, 2022, as amended, in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither TCAC nor SpringBig undertakes any duty to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TUATARA CAPITAL ACQUISITION CORPORATION

	By:	/s/ Albert Foreman
		Name:	Albert Foreman
		Title:	Chief Executive Officer

Dated: May 19, 2022